Exhibit 4.2

DESCRIPTION OF SECURITIES OF UNIVAR SOLUTIONS INC. REGISTERED PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934

The following description sets forth certain material terms and provisions of the securities of Univar Solutions Inc. (the “Company”) that are registered under Section 12 of the Securities Exchange Act of 1934. The following description is a summary that is not complete and is qualified in its entirety by reference to the Delaware General Corporation Law (the “DGCL”), the Company’s Restated Third Amended and Restated Certificate of Incorporation (as amended from time to time, the “Certificate of Incorporation”) and the Company’s Fourth Amended and Restated Bylaws (as amended from time to time, the “Bylaws”).

General

The Company’s authorized capital stock consists of 2,000,000,000 shares of common stock, par value $0.01 per share, and 200,000,000 shares of preferred stock, par value $0.01 per share.

Common Stock

Voting. Each share of common stock is entitled to one vote upon all matters to be voted on by the holders of the common stock. Except as otherwise required by law, the Certificate of Incorporation, the Bylaws, the rules and regulations of any stock exchange applicable to the Company, or pursuant to any other rule or regulation applicable to the Company or its stockholders, the vote of a majority in voting power of the shares entitled to vote at a meeting of stockholders on the subject matter in question represented in person or by proxy at any meeting at which a quorum is present shall be sufficient for the transaction of any business at such meeting. The holders of common stock do not have the right to cumulate their votes for the election of Board of Directors (the “Board”).

The Certificate of Incorporation provides that directors may be removed from office only for cause and only upon the affirmative vote of holders of a majority of the votes to which all the stockholders would be entitled to cast in any election of directors or class of directors. The Certificate of Incorporation and the Bylaws provide that the Bylaws may be altered, amended or repealed by the approval of a majority of the Board then in office or by the affirmative vote of the holders of a majority of the voting power of the outstanding shares of common stock entitled to vote with respect thereto, voting together as a single class.

Dividends. Holders of the Company’s common stock are entitled to receive, on a pro rata basis, all dividends, if any, payable with respect to the common stock that the Company’s Board may declare out of legally available funds. Any dividends declared by the Board are subject to any applicable provisions of law and the Certificate of Incorporation.

Liquidation, Dissolution and Winding Up. Subject to any rights or preferences of the preferred stock (as fixed by resolutions, if any, from the Board), upon liquidation (whether voluntary or involuntary), dissolution or winding up of the affairs of the Company, or upon any distribution of the assets of the Company, the holders of the Company’s common stock are entitled to receive, pro rata, all of the assets of the Company.

Preemptive or Other Rights. The common stock has no preemptive or other subscription rights and there are no other conversion rights or redemption or sinking fund provisions with respect to the shares.

Election of Directors. The Company’s directors are elected annually. Directors are elected by a plurality of votes cast. Stockholders do not have the right to cumulate their votes for the election of directors.

Preferred Stock

The Board may issue, without further authorization from the Company’s stockholders, up to 200,000,000 shares of preferred stock in one or more classes or series. With respect to any such class or series, the Board may determine at the time of creating such class or series:
•voting powers;
•designations;
•preferences;
•relative, participating, optional or other special rights; and
•the qualifications, limitations or restrictions thereof.

Further, within the limits and restrictions stated in any resolution or resolutions of the Board originally fixing the number of shares constituting any such class or series, the Board is authorized to increase or decrease (but not below the number of shares of such class or series then outstanding) the number of shares of any such class or series subsequent to the issue of shares of that class or series.

Anti-Takeover Effects

The provisions of the Certificate of Incorporation and the Bylaws summarized below may have an anti-takeover effect.

The Certificate of Incorporation provides that, subject to the special rights of any series of preferred stock, and to the requirements of applicable law, a special meeting of stockholders may be called only by or at the direction of the Board pursuant to a resolution adopted by a majority of the Company’s directors then in office.

The Certificate of Incorporation provides that stockholder action may be taken only upon the vote of the stockholders at an annual meeting or special meeting of stockholders duly called and may not be taken by written consent in lieu of a meeting.

The Bylaws provide that the Company’s stockholders may propose business to be brought before a meeting of stockholders or nominate directors, subject to specific requirements listed in the Bylaws and only if they provide notice not less than 90 days nor more than 120 days prior to the anniversary date of the previous year’s annual meeting. However, if the date of the annual meeting is advanced by more than 30 days or delayed by more than 70 days from the anniversary date of the immediately preceding annual meeting, a stockholder’s notice must be received not less than 90 days nor more than 120 days prior to the new annual meeting day or not later than the close of business on the 10th day after the first public announcement of the date of the meeting.

Section 203 of the DGCL prohibits a Delaware corporation from engaging in a “business combination” with an “interested stockholder” (i.e. , a stockholder owning 15% or more of the corporation’s outstanding voting stock) for three years following the time that the “interested stockholder” becomes such, under certain circumstances and subject to certain exceptions. The Company has opted out of Section 203 of the DGCL in its Certificate of Incorporation and is therefore not governed by the terms of this provision of the DGCL.